Filed pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934
Filing Person: iStar Inc.
Subject Company: iStar Inc.
Commission File Number: 1-15371

iStar (Q3 2022 Earnings)
November 3, 2022

Corporate Speakers

●	Jason Fooks; iStar Inc.; SVP of IR & Marketing
●	Jay Sugarman; iStar Inc.; Executive Chairman & CEO
●	Marcos Alvarado; iStar Inc.; President & CIO
●	Brett Asnas; iStar Inc.; CFO

Participants

●	Stephen Laws; Raymond James & Associates, Inc.; Analyst
●	Jade Rahmani; Keefe, Bruyette, & Woods, Inc.; Director
●	Matthew Howlett; B. Riley Securities, Inc.; Analyst

PRESENTATION

Operator: Good morning, ladies and gentlemen, and welcome to iStar's Third Quarter Earnings Call. (Operator Instructions) As a reminder, today's conference is being recorded.

At this time, for opening remarks and introductions, I would like to turn the conference over to Jason Fooks, Senior Vice President of Investor Relations and Marketing. Please go ahead, sir.

Jason Fooks: Thank you, and good morning, everyone. Thank you for joining us today to review iStar's Third Quarter 2022 earnings. With me today are Jay Sugarman, Chairman and Chief Executive Officer; Marcos Alvarado, President and Chief Investment Officer; and Brett Asnas, our Chief Financial Officer. This morning, we published an earnings presentation highlighting our results, and our call will refer to these slides, which can be found on our website at istar.com in the Investors section.

There'll be a replay of the call beginning at 2:00 p.m.  Eastern Time today and the replay is accessible on our website or by dialing 1-877-481-4010 with the confirmation code of 46958. Before I turn the call over to Jay, I'd like to remind everyone that statements in this earnings call, which are not historical facts, will be forward-looking

iStar's actual results may differ materially from these forward-looking statements, and the risk factors that could cause these differences are detailed in our SEC reports. iStar disclaims any intent or obligation to update these forward-looking statements, except as expressly required by law. Now I'd like to turn the call over to iStar's Chairman and CEO, Jay Sugarman. Jay?

Jay Sugarman: Thanks, Jason, and thank you all for joining us today. During the third quarter, iStar and Safehold announced an agreement on a strategic combination and took another major step forward in building the first fully integrated pure-play ground lease company in the public markets. The proposed combination will add a new anchor investor in the company when completed and help highlight the valuable carat component of the combined company's growing ground lease portfolio.

Unfortunately, a highly volatile market marked by historic interest rate increases has made near-term conditions very challenging. We continue to work through those challenges and believe the long-term prospects for our modern ground lease business remain compelling. In addition, while our asset management and capital markets teams made continued progress in the quarter, simplifying the balance sheet and monetizing noncore assets. We do expect these tougher market conditions to slow the expected timing of certain asset sales.

As a result, we now expect the timing of the merger to fall at the end of the first quarter or early in the second quarter. Moving to the core ground lease business. Safehold closed on $280 million in new ground leases on a half a dozen high-quality multifamily assets, giving customers a clear capital advantage and helping them execute their business plan.

UCA continued to grow and now exceeds $10 billion. And Safehold sold a ground lease in an off-market opportunity looking a sizable capital gain, all positives in an otherwise challenging market that has slowed real estate transaction activity and limited capital availability to the industry. We expect ground lease volumes in the fourth quarter to reflect a slowing backdrop. With that, let's take a look at the quarter in more detail with Marcos and Brent. Marcos?

Marcos Alvarado: Thank you, Jay, and good morning, everyone. Let's begin on Slide 3 to discuss the quarter's activity. During the third quarter, we continued to make progress on asset monetization and generated meaningful proceeds through asset sales and loan repayments. As Jay alluded to, the uncertain economic environment and reduced real estate transaction volume could potentially slow the pace of go-forward asset sales. Despite the current choppy markets, Safehold saw steady growth during the third quarter, both through new originations, along with recognizing a significant gain from the sale of a ground lease.

Additionally, we continue to streamline our balance sheet by extinguishing debt and ended the quarter with approximately $1.3 billion of cash on hand. Let's turn to Slide 4, which details our earnings results. For the quarter, net income was $12.1 million or $0.14 per diluted common share. And adjusted earnings were $28.5 million or $0.33 per diluted common share.

Of note, during the quarter, we negotiated with certain holders of our convertible notes, on an early redemption of $81 million of those notes in exchange for 3.3 million shares of iStar common stock and $43 million of cash. These transactions resulted in a $12 million -- in $12 million of noncash losses on early extinguishment of debt during the quarter, which also resulted in a net increase to equity of $38 million.

Slide 5 shows an overview of our business with a simplified presentation of our balance sheet. As mentioned before, at the end of the third quarter, we had approximately $1.3 billion of unrestricted cash, a carrying value of Safehold stock, Ground Lease Plus and leasehold loan investments of $1.55 billion and $637 million of legacy assets and other assets, getting us to a total assets on the simplified version of the balance sheet, of $3.5 billion.

On the right side of the balance sheet, we had $1.7 billion of remaining debt, $305 million of preferred equity and $144 million of other liabilities and noncontrolling interests, including the accrued balance of PIP, leaving us with common equity of $1.4 billion.

When adjusting for safe mark-to-market value and our estimate of the incremental unaccrued iPIP amounts -- our common equity per share as adjusted, is approximately $1 billion or $12.33 per share. The significant decrease in this balance from last quarter is due to the pullback in safe market value. And given our meaningful stock ownership, SAFE's market value will continue to be the biggest driver of value to iStar's shareholders. As you can see on the slide, we have provided a sensitivity analysis on this adjusted common equity value per share metric should save stock price go up or down by $10 from here. And with that, let me turn it over to Brett to go through the portfolio in more detail. Brett?

Brett Asnas: Thank you, Marcus, and good morning, everyone. Let's walk through our portfolio's businesses, beginning with Safehold on Slide 6. During the third quarter, Safehold made steady progress originating $284 million of new ground lease transactions. Also during the quarter, Safehold sold on ground lease from its portfolio located in the Washington, D.C. MSA, which generated an approximately $46 million net gain.

Separately, as we previously announced, MSD Partners has committed to purchasing carrot at a $2 billion valuation, which is a substantial mark for the underappreciated assets and should serve as a good data point as we continue to seek to unlock carrots value for shareholders. And lastly, Moody's has recognized the benefits of the merger transaction and put Safehold on positive outlook with a path to becoming an A-rated borrower.

Safehold ended the quarter with more than $750 million of liquidity for future investments. However, the current elevated rate environment has had a significant impact on safe stock price. And you can see that reflected on the left side of the slide as the market value has fallen to $1.2 billion, which is below our carrying value.

On Slide 7, we detail our investments in the ground lease ecosystem. As we previously discussed, iStar has 2 separate funds centered on investing in the ground lease ecosystem which enables us to pursue additional ground lease opportunities. One is for predevelopment phase ground leases, while the other is providing leasehold loans that are combined with the Safehold ground lease. During the third quarter, based on milestones being met, iStar sold 1 ground lease asset to Safehold for $36 million from its ground leases portfolio.

Our net carrying value for these investments totals $90 million and is made up of 7 assets with targeted returns between 9% to 12%. Additionally, we have $147 million of unfunded commitments associated with these lease ground lease-related investments. Slide 8 highlights what remains of our non-ground lease assets. These are the assets that will either be monetized or moved over to spin cup.

In our real estate finance portfolio, during the quarter, we received proceeds from loan repayments and sales totaling $33 million and recognized $3 million of gains associated with these sales. Remaining in this portfolio is 6 loans carried at $177 million. We anticipate the majority of these loans to be repaid prior to merger closing.

Regarding our legacy and strategic assets, we received $35 million of proceeds and distributions from asset sales during the quarter, which generated an additional $11 million of gains. What remains is a total of $394 million of carrying value of which Asbury Park and Magnolia Green, represent the 2 long-term assets totaling $270 million as well as 13 short-term assets, which totaled $124 million.

In total, during the quarter, iStar generated $105 million of proceeds from asset sales, loan repayments and a ground lease plus sale to Safehold.

Slide 9 shows an overview of our corporate debt. Continuing on our strategy to simplify the balance sheet, reduce outstanding debt and preserve cash. During the third quarter, iStar extinguished a total of $155 million of debt, including $93 million of convertible notes and $62 million of open market purchases of our bonds at a price close to par. At quarter end, we had approximately $1.7 billion of total outstanding debt with a weighted average maturity of 3.2 years.

In conclusion, we continue to execute on our stated strategies to strengthen and streamline our portfolio. Additionally, we are also making significant progress in the business combination with Safehold and look forward to providing you more details as they unfold. With that, let me turn it back to Jay.

Jay Sugarman: Thanks, Brett. I know a number of you have asked when the merger proxy is expected to be filed. There are a lot of documents in different parties in the mix. So it's been time consuming to say the least, but I think we're nearing the home stretch on getting those documents filed. Now let's open up for questions. Operator?

QUESTIONS AND ANSWERS

Operator: (Operator Instructions) Your first question is coming from Stephen Laws of Raymond James.

Stephen Laws: Jay, I guess, first, maybe start with the asset sales. I think in the original announcement, it was $400 million was the number provided. When you look at the sales that took place this quarter, does that kind of all work against that number? Or is there an update on how many more asset sales from here? And then kind of on that topic, any sales in October? And is it anything chunky? Or is it really just the loan payoffs and smaller assets?

Jay Sugarman: Stephen. Yes, I think you got it right. We have, I think, about a dozen smaller operating assets we need to work through. Those are as you might expect processes where you market, you get bids. You've got to go through the process. Sometimes the top bid falls out, you go back. So that process is a bit frustrating, but team continues to make progress. On the loan payoffs, yes, those are more chunky. We have better visibility on those. But again, this is a market that we take nothing for granted.

So our team continues to work hard with our customers to make sure those get to the finish line. And then we -- 1 or 2 sizable assets that we're working on, but we can just feel by where the market is that our original time frames are probably going to slip here.

Stephen Laws: Along those lines, kind of on the timing, you mentioned the proxy -- as you look at the past, I think it's a vote and maybe it will take time for SEC to review the documents. Can you kind of lay down the -- lay out the path or time frame the events kind of up to end of Q1 or early Q2 as far as maybe a targeted closing? And is it correct that I think there's 2 extension options that actually could allow this to push through September 30 at the latest if the market doesn't cooperate?

Jay Sugarman: Yes, you're right there. The real outside date is September 30, and we continue to have a lot of time and effort going into trying to get this done by the end of the first quarter, beginning of second quarter, there was some small penalties involved if we missed the first quarter and a bit larger ones as we missed in the second quarter.

So lot of motivation to try to get it done. The process from here to the finish line has filed a proxy, you get the SEC comments, work through that process with them. There are multiple documents going at once. So we'll probably have some work to do with them. And then the asset sales in parallel are taking place. So we certainly believe that the time frame works to get this done by the end of the first quarter, early second quarter.

Stephen Laws: That out. It sounds like everybody don't have a busy holiday on your side. We'll follow that. Last question on the liabilities. You retired -- extinguished a lot of debt during the quarter converts and can you talk about the pace of how you think about retiring debt, how you look at relative to the attractiveness of what to retire first and kind of how we're going to see that shrink between now and closing?

Jay Sugarman: Yes, Brett, I don't know if you want to lay out how we've been looking at the market right now.

Brett Asnas: Sure. Absolutely. Hey, Stephen. Yes. We definitely retired a decent amount in the third quarter opportunistically. I think as Jay alluded to, once we kind of get through our filings and get through our process, we'll continue to shrink down the balance. I think the bonds right now are trading slightly below par. And we're earning a decent rate on our cash. So I think the arb there is a lot less than we just need to get through our process to kind of -- to the merger to shrink down that debt balance.

During the quarter, we obviously took out the $93 million of converts. We were able to issue what is today quite accretive equity. And then on the bonds, we'll continue to look to get approvals to continue to shrink those balances as well.

Operator: Your next question is coming from Jade Rahmani Ramani Apologies at KBW.

Jade Rahmani: To follow up on the liabilities the weighted average duration is 3.2 years. The weighted average cost is 4.79%. Even excluding the troughs, the cost is between $475 million and $550 million. I mean given the turmoil playing out today and recently in the capital markets and just extreme levels of interest rate volatility, wouldn't you choose to keep those liabilities and look at that as an asset?

Jay Sugarman: Yes, Jade. Definitely, in a market like this, we're looking at all sources of capital and definitely those look attractive on their face. They do have a different covenant package, given they sit at Star not Safehold. So kind of take that into account. As you saw as part of the transaction, we are keeping the trumps in the system. So that definitely was a piece paper both from duration and where it sits in pricing that made sense. But I think ultimately, it all has to line up to make sense, and we think the structure we've come up with is still the best. But definitely, if the market continues to deteriorate, I'm sure the special committees will be taking that into consideration.

Jade Rahmani: So I guess just to put a finer point on that, whose decision is it to repurchase and be buying back bonds? Is it management's decision or is it special committees’ decision?

Jay Sugarman: That typically is a board decision. And we have authorizations that have to be approved by the Board. The actual execution would obviously be in management's and -- but the -- any meaningful transaction like that would have Board authorization.

Jade Rahmani: Okay. On the ground lease side, are you all looking to do anything different I see the appeal of offering a cash cost that's below where real estate investors can get a mortgage today. So clearly, that is compelling for them, but what about on the SAFE and iStar investing side? Anything different to extract higher economics other than just repricing for where the bond market is today?

Jay Sugarman: Marcos, do you want to give some thoughts on that?

Marcos Alvarado: so yes, I think you hit the nail on the head. There's obviously a shift going on in pricing. We're sort of balancing that with our customers' needs. As you can imagine, there's a little bit of a sticker shock going across the board, not just from our cost of capital, but ultimately, the fee financing alternatives where the cap rates today in the market. I think you heard us on the safe call our expectation is there's going to be a slowdown, given all of those dynamics.

So we're trying to be clever and figure out how to meet our customers' needs and ultimately meet our needs and create value for our shareholders. So we're thinking about some different structures and alternatives. But as of right now, we've just moved out our base pricing.

Jade Rahmani: Curious about how you're thinking of the office market. Is it a sector you're avoiding? That's an area where we're seeing the most extreme liquidity shortfall. A lot of the commercial mortgage REITs have been booking surprisingly large loan loss provisions even on office deals that are well leased that they previously rated class or rated risk rated 2 Class A type office deals those deals aren't even being able to refinance right now. So if you were positively in client toward office, there could be a massive opportunity probably to step in there. Not sure how do you feel about the office market?

Marcos Alvarado: I think we share the broad sentiment that there's potentially a decent amount of value destruction in the office space. That's a broad generalization. As you know, Jade, asset-specific and market-specific quality and ultimately demand in certain markets, and you can bifurcate that from San Francisco to one end to potentially some of the Southeast and Sunbelt markets where there's probably better demand. I think we're being extremely selective on office.

We are looking at it. Our rule of thumb is a little bit different. We've certainly hit values in our underwriting process. We look at alternative use. We look at land value. And ultimately, we look at where the land is. And so I would say for the right asset for the right location, we will do some office transactions going forward.

Operator: Your next question is coming from Matthew Howlett of B. Riley.

Matthew Howlett: Just on the sensitivity, I realize how dependent iStar is on the price of Sage common stock. But when you just stripping that out, when you look at -- when you gave the number on the merger, I think it was [1,845] sapa 43%, 45%. In holding that constant, has anything I mean there's a lot of moving parts with iPad, with noncore assets, with debt repurchases. Does anything move one way or the other ex the movement of safe share price?

Jay Sugarman: Brian, I don't know we've run an analysis since then that shows any kind of material variance. iPIP has clearly come down, but that is tied directly to safe share price at this point. Coupled with the asset sales, I think you'll see some marginal degradation in realized values. But we're still seeing modest numbers relative to the overall scale of the transaction.

So I think at this point, it's more a function of getting to the finish line having as much cash as we have on the balance sheet is a bit of a negative drag. So having that run out longer not good. So we're trying to move everything along as quickly as we can. But I'd say that's probably the biggest delta we see is just the friction cost of waiting to close the transaction. We certainly hope to close by year-end. I don't think that's reasonable anymore. So an extra 3 months, 4 months, it does have a cost to us.

Matthew Howlett: Got you. Okay. And I understood certainly in this environment. But certainly, I was pleased with the gains you had, the $11 million gains you had on the legacy stuff. And I guess that's my other question. You look at SpinCo, what's going to go in there ultimately. Obviously, it's dominated by the Asbury and Magnolia Green. Again, a lot of questions about potential of SpinCo. Clearly, it's going to take a while to monetize there'd be some expenses in there. Any update on -- but then again, it's a drag. I mean, people don't want to give you full credit for the book value today on SpinCo. Any update on Asbury Park at Magnolia, that's worth pointing out. And then I read an article on the trade rags, I said you're developing apartments sort of Coney Island. Is that going to be SpinCo. Just curious what you can give us an update on those 2 assets of SpinCo in general?

Marcos Alvarado: I think the rag is doing as good a job as they can. But in that particular instance, we're actually selling the land to somebody who's doing the development. So for a liquid portfolio. So we're not the developer there.

Jay Sugarman: Okay. Marcos, anything specific. I mean, we continue to have a number of projects in process to sell to third parties in Asbury Park. Again, that's a fairly long development process that we have to shepherd for them. So certainly hopeful that short-term bumps in the road in the marketplace and don't change the long-term investment thesis around why has very special. And by these particular parcels, we think are fit very well into the buyers' strategic plan. So we're going to continue to execute that business plan. And Marcos, I think you have the latest on Magnolia Green.

Marcos Alvarado: Yes. Let me just give you some high-level color. In Q3, we sold 8 units at Asbury Ocean Club -- so we're sort of winding down on our inventory there, which is great. Asbury Ocean Club and the Asbury had their best 2 years from a RevPAR standpoint, so they're performing well. as I think about the longer-term picture for both Mac Green and Asbury, they're obviously susceptible to the rate environment we're in. So I do expect some slowdown in the monetization over the short term on those assets. But they're still plowing along through Q3 and the early days of Q4.

Matthew Howlett: Great. Well, we'll look for an update and good luck with -- I know it's a lot of good luck with getting everything closed. I think there's obviously a lot of potential and upside once you get through this, but I appreciate all the hard work.

Operator: Mr. Fooks, we have no further questions.

Jason Fooks: Okay. Thank you. If anyone should have any additional questions on today's earnings release, please feel free to contact me directly. Jenny, would you please give the conference call replay instructions again?

Operator: No problem. There will be a replay of the call beginning at 2:00 p.m. Eastern Time today. The replay is accessible on our website or by dialing 1-877-481-4010 with a confirmation code of 46958. Thank you, ladies and gentlemen. This does conclude today's conference call. You may disconnect your phone lines at this time, and have a wonderful day. Thank you for your participation.

Forward-Looking Statements

Certain matters discussed in this document may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. Actual results may differ materially as a result of (1) the ability to consummate the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of SAFE’s and STAR’s stockholders, completion of the Spin-Off, sales of assets and other factors; (2) any delay or inability of the combined company and/or SpinCo to realize the expected benefits of the transactions; (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of the combined company shares to be issued in the transaction; (5) the value of SpinCo's shares and liquidity in SpinCo's shares; (6) the risk of unexpected significant transaction costs and/or unknown liabilities; (7) potential litigation relating to the proposed transactions; (8) the impact of actions taken by significant stockholders; (9) the potential disruption to STAR’s or SAFE’s respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions; and (10) general economic and business conditions that could affect the combined company and SpinCo following the transactions. Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the securities filings of STAR, including its most recently filed Annual Report on Form 10-K, and those set forth in the securities filings of SAFE, including its most recently filed Annual Report on Form 10-K.

Each of STAR and SAFE also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Neither STAR nor SAFE undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

Additional Information and Where You Can Find It

In connection with the proposed transactions, STAR will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of STAR and SAFE and that also will constitute a prospectus for the shares of STAR Common Stock being issued to SAFE’s stockholders in the proposed Merger. In addition, SpinCo will file with the SEC a Form 10 registration statement that will register its common shares. STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions. This document is not a substitute all for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE and SpinCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement (when available) and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of STAR or SAFE at the following:

iStar, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

Safehold, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding STAR’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR’s definitive proxy statement for its 2022 annual meeting, which is on file with the SEC. Information regarding SAFE’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE’s definitive proxy statement for its 2022 annual meeting, which is filed with the SEC. A more complete description will be included in the registration statement on Form S-4, the joint proxy statement/prospectus and the Form 10 registration statement.